UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D/A

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 8)*


                    JACK HENRY & ASSOCIATES, INC.
                           (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                                            426281-10-1

                            (CUSIP Number)

Jerry D. Hall, 663 Highway 60, Monett, Missouri  65708  (417) 235-6652
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           August 16, 2000

       (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 426281-10-1

(1) Names of Reporting            Jerry D. Hall
Persons
S.S. or I.R.S. Identification     ###-##-####
Nos. of above persons

(2) Check the appropriate box   (a)
if a member of a group          (b)
(see instructions)

(3) SEC use only

(4) Source of funds (see          N/A
instructions)

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of       United States
organization

Number of shares beneficially
owned by each reporting person
with:                           2,846,834 which includes 97,072
   (7) Sole voting              held in his account under the
power                           Company's ESOP.

   (8) Shared voting                 -0-
power

   (9) Sole dispositive         2,846,834 which includes 97,072
power                           held in his account under the
                                Company's ESOP.

   (10) Shared dispositive          -0-
power

   (11) Aggregate amount
beneficially owned by each      2,846,834
reporting person.

   (12) Check if the aggregate
amount in
Row (11) excludes certain
shares
(see instructions).

   (13) Percent of class
represented by amount in Row         6.6%
(11)

   (14) Type of reporting
person                            IN
(see instructions).


CUSIP No. 426281-10-1 This statement constitutes Amendment No. 8 to the Schedule 13D, dated June 7, 1991 (the "Schedule 13D"), as amended August 19, 1991, October 22, 1991, March 3, 1992, August 5, 1992, December 2, 1992, December 15, 1993, and April 7, 1997
previously filed by Jerry D. Hall with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708. Defined terms used herein shall have the same meaning as ascribed thereto in the Schedule 13D


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     ITEM 5 OF THE SCHEDULE 13D IS AMENDED IN ITS ENTIRETY TO READ
AS FOLLOWS:

     (a) Mr. Hall beneficially owns a total of 2,846,834 shares of Common Stock, representing 6.6% of the outstanding common stock of the Company.

     (b) Mr. Hall owns a total of 2,846,834 shares of Common Stock, over which he has sole voting and dispositive power. Included in this amount are 97,072 shares of Common Stock allocated to Mr. Hall's account under the Company's ESOP. Mr. Hall has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock.

     (c) On August 16, 2000, 3,300,000 shares of the common stock of Jack Henry & Associates, Inc. was sold in a registered public offering at $43.00 per share. In the offering 1,500,000 shares were sold by Jack Henry & Associates, Inc. and 1,800,000 were sold by selling stockholders. Mr. Hall sold 500,000 shares and received $20,425,000.00 (after the underwriter's discount). Mr. Hall may be obligated to sell an additional 75,000 shares of common stock pursuant to an option granted to the underwriters to cover over-allotments in the public offering, if any. The option to purchase over-allotments expires on September 10, 2000.

     (d)  Not Applicable.

     (e)  Not Applicable.


                              SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 25, 2000          /s/  JERRY D. HALL

                               Jerry D. Hall
                               Executive Vice President